SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Potbelly Corporation
(Name of Issuer)

Common Stock $0.01 par value
(Title of Class of Securities)

73754Y100
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Privet Fund LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,269,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,269,612
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,612
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON (see Instructions) PN

1	NAMES OF REPORTING PERSONS Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,294,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,294,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (see Instructions) OO

1	NAMES OF REPORTING PERSONS Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,294,112
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,294,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the "Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following:
On March 21, 2018, Privet Fund Management LLC ("Privet") delivered a letter (the "March 21 Letter") to the Issuer's Chairman, Peter Bassi, and the Issuer's Board of Directors (the "Board"). In the March 21 Letter, Privet expressed its disappointment, among other things, that the Issuer has not meaningfully engaged in discussions with Privet that could potentially result in a negotiated settlement to avoid a contested shareholder vote at the upcoming annual meeting. Privet further urged the Issuer not to pursue entrenching tactics such as unilaterally adding directors to the Board, as Privet believes this would be viewed negatively by the Issuer's shareholders.  Finally, Privet reiterated its willingness, at least for now, to enter into discussions with the Issuer concerning its slate of highly qualified and motivated candidates to the Board.  The foregoing description of the March 21 Letter is qualified in its entirety by the March 21 Letter, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On March 21, 2018, Privet Fund LP also delivered to the corporate secretary of the Issuer a demand letter under Section 220 of the Delaware General Corporation law (the "Demand Letter") seeking disclosure of certain books and records of the Issuer to allow Privet to identify and communicate with other shareholders of the Issuer for proxy solicitation purposes.  The foregoing description of the Demand Letter is qualified in its entirety by the Demand Letter, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

      Item 7 is hereby amended to add the following:

Exhibit 99.3 –	Letter dated March 21, 2018 from Privet Fund Management LLC to the Peter Bassi and the Board of Directors of Potbelly Corporation.

Exhibit 99.4 –	Demand Letter dated March 21, 2018 from Privet Fund LP to Potbelly Corporation.

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 21, 2018

PRIVET FUND LP
By: Privet Fund Management LLC, Its Managing Partner
By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

PRIVET FUND MANAGEMENT LLC

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Sole Manager

/s/ Ryan Levenson
Ryan Levenson